

16014625



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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III



| SEC FILE NUMBER |
|---|
| 8-39085 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice Financial Products Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street, 27th Floor
(No. and Street)

| New York | New York | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — (212) 668-8700
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

| Nine Greenway Plaza, Suite 1700 | Houston | TX | 77046 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, James Donald Rice Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Financial Products Company, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LISA-SHERI K. TORRENCE
NOTARY
NO. 02TO6290979
QUALIFIED IN
QUEENS COUNTY
COMM. EXP.
10/15/2017
PUBLIC
STATE OF NEW YORK


Signature

Chief executive Officer

Title

Lisa-Sheri K. Torrence

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS


Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rice Securities, LLC
dba Rice Financial Products Company
New York, New York

We have audited the accompanying consolidated statement of financial condition of Rice Securities, LLC dba Rice Financial Products Company (the "Company") as of December 31, 2015, and the related notes to the consolidated financial statement. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



Briggs & Veselka Co.
Houston, Texas

February 15, 2016

HOUSTON OFFICE 713.667.9147 Tel. ▪ 713.667.1697 Fax
Nine Greenway Plaza, Suite 1700 ▪ Houston, Texas 77046 ▪ www.bvccpa.com

**RICE SECURITIES, LLC**
**dba RICE FINANCIAL PRODUCTS COMPANY**
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

| | 2015 |
|---|---|
| ASSETS | |
| Cash and cash equivalents | $ 162,360 |
| Deposits with clearing organizations | 100,000 |
| Due from clearing broker | 177,466 |
| Accounts receivable | 1,675 |
| Accounts receivable – related parties | 105,517 |
| Other assets | 187,309 |
| TOTAL ASSETS | $ 734,327 |
| LIABILITIES, SUBORDINATED BORROWINGS, AND MEMBER'S EQUITY | |
| Accounts payable and accrued liabilities | $ 150,478 |
| Member's equity | 583,849 |
| TOTAL LIABILITIES, SUBORDINATED BORROWINGS, AND MEMBER'S EQUITY | $ 734,327 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rice Securities, LLC dba Rice Financial Products Company (the Company) was formed on June 15, 2009. Prior to June 14, 2009, the Company's legal name was Apex Securities Inc., which was incorporated on November 5, 1987 under the laws of the State of Texas, until June 15, 2009. On June 15, 2009, the Company converted from a C corporation to a limited liability company and processed a legal name change to Rice Securities, LLC. The Company has operated under the laws of the State of Delaware since June 15, 2009.

The Company is a wholly-owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company has operated using the dba Rice Financial Products Company since March 8, 2007. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company participates in municipal bond underwritings, provides financial advisory services, and acts as an introducing broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

In June 2009, the Company formed two wholly-owned subsidiaries, Rice Capital Access Program, LLC (RCAP) and Rice Capital Marketing and Servicing, LLC (RCMS). In combination, these entities provide various managerial and administrative services and assistance to the United States Department of Education with respect to its Historically Black College and University Capital Financing Program.

**Basis of Presentation** – The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

**Basis of Consolidation** – The consolidated financial statements include the accounts of RCAP and RCMS. All material intercompany transactions and accounts have been eliminated in consolidation.

**Use of Estimates** – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents** – The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

**Accounts Receivable** – Accounts receivable are customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Receivables are recorded when invoices are issued and are presented in the consolidated statements of financial condition, net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The allowance for doubtful accounts was $-0- at December 31, 2015.

**Trading Activity** – Securities transactions and all related revenues and expenses are recorded in the accounts on a trade-date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting.

**Income Taxes** – As a single member limited liability company, the Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the sole member, Rice, reports the Company's income or loss on its own tax report.

Uncertain tax positions are recognized in the financial statement only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. At December 31, 2015, the Company did not recognize interest and penalties related to uncertain tax positions or income tax expense.

**Fair Value Measurements** – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value. The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2015, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

**Adoption of New Accounting Standards** – The Company has implemented all new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on the financial statements.

## NOTE 2 – CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions on a fully disclosed basis for all security transactions introduced by the Company. The clearing organization requires a security deposit balance of $100,000 to be maintained by the Company. Additional deposits based on transactions and trade activity may also be required, however no additional deposits were required as of December 31, 2015.

## NOTE 3 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2015.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through May 31, 2018. At December 31, 2015, future minimum rental commitments on such leases are as follows:

| For the Year Ending December 31, | Amount |
|---|---|
| 2016 | 328,077 |
| 2017 | 326,064 |
| 2018 | 135,860 |
| Total | $ 790,001 |

## NOTE 4 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2015, the Company held operating cash of $-0- in excess of federally insured amounts.

Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of individual exchanges.

## NOTE 5 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $291,023, which exceeds its required net capital of $100,000 by $191,023. The Company's ratio of aggregate indebtedness to net capital was .517 to 1 at December 31, 2015.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Rice to provide overhead services. These overhead expenses include operational costs such as rents, payroll, communications and other administrative support services; the overhead fee expense is calculated as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed at least annually. The overhead fee for the year ending December 31, 2015 was approximately $2,551,138, and is reflected in the various expense accounts of the Company. Additionally, the Company has accounts receivable due from Rice for fees due under the management service agreement in the amount of $105,517 at December 31, 2015.

During the year ending December 31, 2015, the Company made distributions of $450,000 to Rice.

**NOTE 7 – CONTINGENCIES**

The Company is involved in certain judicial, regulatory, and arbitration proceedings arising in the normal course of business. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

The Company is subject to inquiries/exams from various regulatory agencies and is currently in the final stages of a FINRA exam. Management does not anticipate the final review will result in any significant internal control deficiencies or other findings that would have a material adverse effect on the Company's financial position.

**NOTE 8 – RULE 15c3-3**

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements and Information relating to the Possession of Control Requirements* are not required.

**NOTE 9 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 15, 2016, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.